Exhibit 99(b)(2)

AMENDMENT NO. 1

to

BY-LAWS

of

VIRTUS EVENT OPPORTUNITIES FUND

A Massachusetts Business Trust

The following amendments to the By-Laws (the “By-Laws”) of Virtus Event Opportunities Trust (the “Trust”) were duly adopted by resolution of a majority of the Trustees of the Trust at a meeting of the Trustees held on November 16, 2022.

1.	All references to the Chairman shall hereafter refer to the Chair.

2.	Section 11.6 (Adjournment) of Article 11 (Shareholders) of the By-Laws is hereby amended to read in its entirety as follows:

Any meeting of shareholders may, by action of the chairman of the meeting, be adjourned from time to time without notice other than announcement at the meeting at which the adjournment is taken with respect to one or more matters to be considered at such meeting to a designated time and place within a reasonable time after the date set for the original meeting, whether or not a quorum is present with respect to such matter; upon motion of the chairman of the meeting, the question of adjournment may be submitted to a vote of the shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of holders of a majority of the shares present and entitled to vote with respect to the matter or matters adjourned and, if approved, such adjournment shall take place without further notice other than announcement at the meeting at which the adjournment is taken. Unless a proxy is otherwise limited in this regard, any shares present and entitled to vote at a meeting may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

Approved: November 16, 2022